

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 14, 2009

Mr. Clarke H. Bailey
Chief Executive Officer and Chairman of the Board
EDCI Holdings, Inc.
1755 Broadway, 4th Floor
New York, New York 10019

      RE: EDCI Holdings, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File No. 001-34015

Dear Mr. Bailey:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 8

1.   In future filings, set forth each risk factor under a subsection that adequately describes the risk. For example, your subsections "Current Global and Economic Downturn" and "Blackburn-Hannover Consolidation" do not adequately describe any risks. These are only examples. See Item 503(c) of Regulation S-K.

Condensed Consolidated Statements of Operations, page 6

2.   We note that you refer to noncontrolling interest as "minority interest" and that it is presented below Net Loss. Please revise in future filings to comply with paragraph 5 of SFAS 160.

Consolidated Statements of Cash Flows, page 39

3.   Please revise to show operating, investing and financing cash flows from discontinued operations by category, as applicable.

4. Discontinued Operations, page 46

(a) EDC U.S. Operations, page 46

4.   We note that you included $10,488,000 of other expenses in your calculation of gain on the Sony sale. Tell us why these expenses are part of your gain calculation. Refer to your basis in accounting literature.

Senior Secured Credit Facility, page 59

5.   Tell and disclose how you accounted for the Senior Secured Credit Facility amendments October 31 and December 31, 2008. Tell us if these amendments resulted in debt modifications. Refer to your basis in accounting literature.

Signatures, page 81

6.   In your future filings, please identify the person who is signing on behalf of the registrant in the capacity of your controller or principal accounting officer. See General Instruction D(2)(a) of Form 10-K.

Exhibits, page 82

7.   In future filings, please file the certifications required by Rules 13a-14(a) and 15d-14(a) as Exhibits 31.1 and 31.2 and file the Section 1350 certifications as Exhibits 32.1 and 32.2. See Item 601 of Regulation S-K.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Executive Compensation, page 16</u>

<u>Outstanding Equity Awards at Fiscal Year-End, page 23</u>

8.   In future filings, include the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end by footnote to the applicable column where the outstanding award is reported. See Instruction 2 to Item 402(f)(2) of Regulation S-K. Also provide a name to each table included in your disclosures.

<u>Form of Proxy</u>

9.   We note that your proxy statement as filed does not include the form of proxy or proxy card. In future filings, please file the form of proxy with your definitive proxy statement. See Rule 14a-6(b) under the Securities Exchange Act of 1934.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your

Mr. Clarke H. Bailey
EDCI Holdings, Inc.
September 14, 2009
Page 4

filings or in response to our comments on your filings.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director